UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-40552

NYXOAH SA

(Translation of registrant’s name into English)

Rue Edouard Belin 12, 1435 Mont-Saint-Guibert, Belgium

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Nyxoah SA

On May 8, 2026, Nyxoah SA (the “Company”) issued a press release announcing that (i) the Company will hold its annual shareholders’ meeting on June 10, 2026 at 2:00 p.m. CET and (ii) the annual shareholders’ meeting will be followed immediately by an extraordinary shareholders’ meeting. A copy of the Company’s press release is attached hereto as Exhibit 99.1.

On May 12, 2026, the Company also issued a press release announcing its financial and operating results for the first quarter of 2026. A copy of the Company’s press release is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Additionally, on May 12, 2026, the Company announced its unaudited first quarter results for 2026, which are further described in a First Quarter 2026 report attached hereto as Exhibit 99.3.

The information in the attached Exhibits 99.1 and 99.2 is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section, nor shall it be deemed incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as otherwise set forth herein or as shall be expressly set forth by specific reference in such a filing.

The information in the attached Exhibit 99.3 shall be deemed to be incorporated by reference into the registration statements on Form S-8 (Registration Numbers 333-261233, 333-269410, 333-283103, 333-285960 and 333-294644) and Form F-3 (Registration Numbers 333-268955 and 333-285982) of the Company (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibits

99.1	Press Release, dated May 8, 2026
99.2	Press Release, dated May 12, 2026
99.3	First Quarter Report 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NYXOAH SA

Date: May 12, 2026	By:	/s/ John Landry
	Name:	John Landry
	Title:	Chief Financial Officer